PO Box 9777
Federal Way, WA 98063-9777
Tel 253-924-7170
Fax 253-924-3174

July 26, 2010

Mr. John Hartz

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Subject:	Weyerhaeuser Company
Form 10-K for the fiscal year ended December 31, 2009
Filed February 25, 2010
File # 1-4825

Dear Mr. Hartz:

This letter responds to the comment included in the staff’s letter dated June 10, 2010 relating to Weyerhaeuser Company’s annual report on Form 10-K for the fiscal year ended December 31, 2009.

Form 10-Q for the quarter ended March 21, 2010

Evaluation of Disclosure Controls and Procedures, page 27

1.	We note the description of your disclosure controls and procedures in the first sentence. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the description does not fully conform to the definition in those rules. In this regard, we note that the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings.

Response

Weyerhaeuser’s disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. This will also be stated in our future filings.

United States Securities and Exchange Commission

July 26, 2010

If you have any questions regarding this response, please call me at 253.924-7071 or call Claire Grace, Vice President, Corporate Secretary and Assistant General Counsel, at 253.924-5272.

Very truly yours,
Weyerhaeuser Company

Jeanne M. Hillman
Vice President and Chief Accounting Officer